

Amendment to Form SBSE-A

SBSE-A/A: Amendment to an application for registration of Security-based Swap Dealers and Major Security-based Swap Participants that are registered or registering with the Commodity Futures Trading Commission as a Swap Dealer or Major Swap Participant

The applicant has made the following amendments to Form SBSE-A.

- Individual Principal has been removed in Schedule A: Kristian Gårder

- Individual Principal has been removed in Schedule A: Anna Karin Ragnhild Glimstroem

- Individual Principal has been removed in Schedule A: Hanna Dalhagen

- Individual Principal has been added in Schedule A: Erik Golrang

- Individual Principal has been added in Schedule A: Lena Hillevi Skullman

- Individual Principal has been added in Schedule A: Magnus Polfjärd McNeill

- Individual Principal has been added in Schedule A: Maria Cecilia Sundell Rimbäck

- Individual Principal has been added in Schedule A: Christina Margaretha Norrbring

Item 11 has been amended to reflect:

- Reorganization of the Wealth & Asset Management ("WAM") division.